August 5, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Bruce Hollingshead, President
Cascade Technologies Corp.
Suite #358 - 255 Newport Drive
Port Moody BC, CANADA

Re:      Cascade Technologies Corp.
      Form SB-2, Amendment 1 filed July 28, 2005
	File No. 333-124284

Dear Mr. Hollingshead:

		We have completed a preliminary reading of your registration statement. It appears that your document fails in several material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the Form. In particular, please revise your filing to include updated financial statements as required by Item 310(g) of Regulation S-B. For this reason, we will not perform a detailed examination of the registration statement and will not issue comments until these material deficiencies, indicated below, are addressed.

	As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

	You may contact Angela Halac at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,




      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  Adam Shaikh
      By facsimile (702) 549-2265
Bruce Hollingshead, President
Cascade Technologies Corp.
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August 5, 2005